January 17, 2024

VIA EDGAR

Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Evoke Pharma, Inc.

Registration Statement on Form S-1, as amended

File No. 333-275443

Ladies and Gentlemen:

Reference is made to the letter from the undersigned representatives of the underwriters of the proposed public offering of securities of Evoke Pharma, Inc. (“the “Company”), filed as correspondence via EDGAR on January 16, 2024, in which the undersigned joined the Company and requested that the effective date of the Registration Statement on Form S-1 referred to above (the “Registration Statement”) be accelerated so that it would become effective at 5:00 P.M. Eastern Time on January 17, 2024, or as soon as practicable thereafter (the “Effective Time”), pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended.

We hereby join with the Company’s request that such Registration Statement no longer be declared effective at the Effective Time, and we hereby withdraw our request for the acceleration of the effective date until providing further notice.

If you have any questions regarding the foregoing, please do not hesitate to contact Stephen Cohen of Sheppard, Mullin, Richter & Hampton LLP, counsel to the underwriters, at (212) 653-8166.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Craig-Hallum Capital Group LLC

By: /s/ Rick Hartfiel

Name: Rick Hartfiel

Title: Head of Investment Banking

Laidlaw & Company (UK) Ltd.

By: /s/ Hugh Regan

Name: Hugh Regan

Title: Executive Director

cc: David A. Gonyer, Evoke Pharma, Inc.

Richard A. Friedman, Sheppard, Mullin, Richter & Hampton LLP

Matthew T. Bush, Latham and Watkins LLP